UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ____________

Commission file number 0-11757

J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN

J.B. HUNT TRANSPORT SERVICES, INC.

615 J.B. Hunt Corporate Drive

Lowell, Arkansas 72745

(479) 820-0000

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act (ERISA) and exhibits are filed for the J.B. Hunt Transport Services, Inc. Employee Retirement Plan:

Page No.
Financial Statements and Schedules

Report of Independent Registered Public Accounting Firm	2

Statements of Net Assets Available for Benefits - December 31, 2018 and 2017	3

Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2018 and 2017	4

Notes to Financial Statements	5

Schedule 1: Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2018	10

Exhibit Index	11

Signature	12

Exhibits

23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Participants, Plan Administrator and Retirement Committee of J.B. Hunt Transport Services, Inc. Employee Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of J.B. Hunt Transport Services, Inc. Employee Retirement Plan (the Plan) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2010.

Rogers, Arkansas

June 21, 2019

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017

	2018	2017
Cash	$422,211	$738,682
Investments, at fair value:
Mutual funds	380,108,940	388,752,488
Common stock – J.B. Hunt Transport Services, Inc.	214,693,229	255,723,879
Common/collective trust	86,247,637	100,257,465
Total investments	681,049,806	744,733,832
Receivables:
Notes receivable from participants	38,668,477	35,650,114
Contributions:
Participants	2,309,275	2,141,944
Employer	686,063	709,801
Accrued investment income	6,990	239
Total receivables	41,670,805	38,502,098
Net assets available for benefits	$723,142,822	$783,974,612

See accompanying notes to financial statements.

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2018 and 2017

	2018	2017
Additions to net assets attributed to:
Investment income:
Net appreciation/(depreciation) in fair value of investments	$(91,663,147)	$90,985,803
Interest and dividends	20,910,745	13,466,661
	(70,752,402)	104,452,464

Interest income on notes receivable from participants	1,784,050	1,474,334
Contributions:
Employer, net of forfeitures	18,523,501	16,852,586
Participants	65,796,879	59,103,830
	84,320,380	75,956,416
Total net additions	15,352,028	181,883,214
Deductions from net assets attributed to:
Benefits paid to participants	74,476,061	66,192,641
Administrative expenses	1,707,757	1,266,269
Total deductions	76,183,818	67,458,910
Increase/(decrease) in net assets available for benefits	(60,831,790)	114,424,304

Net assets available for benefits:
Beginning of year	783,974,612	669,550,308
End of year	$723,142,822	$783,974,612

See accompanying notes to financial statements.

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2018 and 2017

1.	Description of Plan

The following description of the J.B. Hunt Transport Services, Inc. (the “Company” or “Employer”) Employee Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The purpose of the Plan is to provide additional incentive and retirement security for eligible employees of the Company by permitting contributions to the Plan that are tax deferred under Section 401(k) of the Internal Revenue Code (IRC). All employees, other than employees covered by a collective bargaining agreement, non-resident aliens, leased employees, and independent contractors, are eligible to make salary reduction contributions immediately following their employment commencement date. Each employee that has completed one year of qualifying service is eligible to receive matching contributions. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Each year, participants may defer from 1% up to 50% of pretax annual compensation, as defined in the Plan document (not to exceed limits determined under Sections 402(g) and 415(c) of the IRC). Participants who have attained age 50 before the end of the Plan year are eligible to make catch up contributions. The Company matches 50% of the first 6% of compensation that a participant contributes to the Plan once meeting match eligibility requirements as defined in the plan document. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. No such additional amounts were contributed in 2018 or 2017. In April 2018, the Company amended and restated the Plan to provide for Roth Elective Deferrals, After-Tax Deferrals, and In-Plan Roth Rollovers effective July 1, 2018.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contributions and any discretionary contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service. Upon a participant’s retirement, permanent disability or death, he or she becomes fully vested in the Plan. If a participant terminates employment for any other reason on or after being credited with at least six years of vesting service, he or she becomes fully vested in the Plan. Prior to the completion of six years of vesting service, the vesting percentages are as follows: 0 - 1 year – 0%; 2 years – 20%; 3 years – 40%; 4 years – 60%; 5 years – 80%; 6 years – 100%. A year of vesting service is credited to participants that complete 1,000 hours of service within a plan year. Hours of service are defined in the plan document and accumulated for employees irrespective of participation in the Plan. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions, restore a participant’s account for claims of benefits, or pay Plan expenses. Forfeitures for the years ended December 31, 2018 and 2017 amounted to approximately $2,126,000 and $1,521,000, respectively. The Company used approximately $2,052,000 and $1,510,000 to reduce Company contributions to the Plan in 2018 and 2017, respectively. Forfeitures remaining in the Plan at December 31, 2018 and 2017 were approximately $127,000 and $52,000, respectively.

Participant Loans

Notes receivable from participants represent participant loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 - 5 years for general purpose loans, or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear fixed interest at the prime rate on the first day of the calendar month in which the loan is made, plus one percent (ranging from 4.25% to 10.5% for loans outstanding at December 31, 2018). Principal and interest are paid ratably through payroll deductions. A participant may only have two loans outstanding at any time.

Payment of Benefits

On termination of service due to retirement, disability or death, a participant or his/her beneficiary may receive either a lump-sum amount or approximately equal monthly, quarterly or semi-monthly installments in cash equal to the value of the participant’s vested interest in his or her account. For termination of service, other than retirement, disability or death, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

The Plan also allows for hardship distributions if a participant meets the Plan’s requirements for such distributions.

The Plan will distribute and rollover certain net assets to other plans in connection with participants who have terminated employment and begun participating in other employer plans. Such transactions are recorded in benefits paid to participants at the fair value of the assets on the date of rollover. Similarly, the Plan allows new participants to rollover or transfer-in assets held in other qualified plans. Such transactions are recorded in participant contributions at fair value.

Administrative Expenses

The Company may elect to pay all administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from Plan assets. All administrative expenses were paid within the Plan in 2018 and 2017.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared utilizing the accrual method of accounting.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value on December 31, 2018 and 2017. See Note 3, Fair Value Measurements, for additional information on investment valuation. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation or depreciation in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses. The cost of securities sold is determined by the weighted average cost method. Shares of mutual funds are valued at published market prices. Shares of common stock are valued at quoted market prices. Investments in the common/collective trust are valued at the net asset value per unit, as determined by the issuer of the respective trust.

The T. Rowe Price Stable Value Common Trust Fund (Stable Value Fund), a common/collective trust, is designed to deliver safety and stability by preserving principal and accumulating earnings. This Stable Value Fund is primarily invested in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. The Plan may withdraw from the Stable Value Fund with 12 month written advance notice to the trustee. The notice period may be shortened or waived by the trustee in its sole discretion. There are no restrictions on participant-directed redemptions.

Payment of Benefits

Benefits are recorded when paid. Defaults on participant notes receivable are recorded as benefits paid to participants.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recent Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement: Disclosure Framework – Changes to the Disclosure Requirement for Fair Value Measurement, which modifies the disclosure requirements on fair value measurement. The new standard is effective for the Plan on January 1, 2020, but early adoption is permitted. The Plan is currently evaluating the impact of ASU 2018-13 on the financial statements and related disclosures.

3.	Fair Value Measurements

The FASB’s guidance on fair value measurements establishes a three-level valuation hierarchy for disclosure based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). An asset’s fair value measurement level within the hierarchy is based on the lowest level of input that is significant to the valuation.

The three levels are defined as follows:

•	Level 1 - inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

•

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following are assets measured at fair value on a recurring basis at December 31, 2018 and 2017:

December 31, 2018
Description	Level 1	Total
Mutual Funds	$380,108,940	$380,108,940
Common Stock	214,693,229	214,693,229
Common/collective trusts measured at net asset value		86,247,637
Total investments		$681,049,806

December 31, 2017
Description	Level 1	Total
Mutual Funds	$388,752,488	$388,752,488
Common Stock	255,723,879	255,723,879
Common/collective trusts measured at net asset value		100,257,465
Total investments		$744,733,832

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

5.	Related Party and Parties-in-Interest Transactions

At December 31, 2018 and 2017, the Plan held 2.3 million and 2.2 million shares, respectively, of common stock of the Company, with a fair value of approximately $214.7 million and $255.7 million, respectively. The Plan recorded dividend income on the common stock of the Company of approximately $2.1 million during each of the years ended December 31, 2018 and 2017.

6.	Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated November 17, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Schedule 1

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

EIN: 71-0335111, Plan: 001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2018

Column (a)	Column (b)	Column (c)	Column (e)
		Description of Investment
Party-in-		Including Maturity Date,
Interest	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
Identification	Lessor, or Similar Party	Par, or Maturity Value	Value

	American Beacon Small Cap Value Fund (Instl Class)	Mutual Fund	$12,610,198
	American Funds EuroPacific Growth Fund (Class R6)	Mutual Fund	22,295,462
	Goldman Sachs International Small Cap Insight Fund (Instl Class)	Mutual Fund	7,496,552
	INVESCO Global Real Estate Fund (Class R5)	Mutual Fund	12,197,793
	MFS Growth Fund (Class R6)	Mutual Fund	44,573,163
	Oppenheimer Developing Markets Fund (Class Y)	Mutual Fund	7,654,502
	PGIM Total Return Bond Fund	Mutual Fund	42,048,492
	PIMCO Income Fund Institutional Class	Mutual Fund	2,922,744
	PIMCO Real Return Fund (Admin Class)	Mutual Fund	15,384,734
	Principal Funds Inc. Small Cap Growth Fund I (Instl Class)	Mutual Fund	13,321,145
	Vanguard Equity Income Fund Admiral	Mutual Fund	38,683,723
	Vanguard Institutional Index Fund	Mutual Fund	77,254,391
	Vanguard Mid Cap Index (Class I) Fund	Mutual Fund	21,963,267
	Vanguard Small Cap Index Fund	Mutual Fund	24,656,545
	Vanguard Total Bond Market Index Fund	Mutual Fund	8,766,725
	Vanguard Total International Stock Index Fund	Mutual Fund	28,279,504
*	J.B. Hunt Transport Services, Inc. Common Stock	Common Stock	214,693,229
	T. Rowe Price Stable Value Common Trust Fund	Common/Collective Trust	86,247,637
*	Participant Loans	Interest rates ranging from 4.25% to 10.50% and various maturities	38,668,477
			$719,718,283

*	Party-in-interest

See accompanying report of independent registered public accounting firm and notes to financial statements.

Note: Column (d) has been omitted as all investments are participant directed.

Exhibit Index

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

DATE: June 21, 2019	BY:	/s/ David G. Mee
David G. Mee
Executive Vice President, Finance and
Administration and Chief Financial Officer
(Principal Financial Officer)

BY:	/s/ John K. Kuhlow
John K. Kuhlow
Senior Vice President Finance, Controller,
Chief Accounting Officer
(Principal Accounting Officer)